Exhibit 99.1

    For immediate release
September 20, 2007

Petro-Canada Earns Additional 5% Stake in Fort Hills Project

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB – Petro-Canada announced today that it has concluded an agreement to earn an additional 5% working interest in the Fort Hills oil sands project, bringing the Company’s total stake to 60%.

The same transaction also sees Fort Hills limited partner Teck Cominco Limited earning an additional 5% working interest increasing its stake in the project to 20% from the previous 15%. As a result of the earn-in, the working interest of UTS Energy Corporation will decrease to 20% from the original 30%.  Under this agreement, both Petro-Canada and Teck Cominco will each fund an additional $375 million of Partnership expenditures. This transaction is expected to close by the end of 2007.

“We are pleased with this opportunity to boost our ownership in Fort Hills,” said Neil Camarta,  Petro-Canada’s Senior Vice-President, Oil Sands.  “Fort Hills is a great project and the cornerstone of our oil sands growth strategy.”

Petro-Canada Oil Sands Inc., a wholly owned subsidiary of Petro-Canada, is the contract operator for the Fort Hills project. Fort Hills consists of a mine about 90 kilometres north of Fort McMurray, Alberta, Canada, and an integrated upgrader in Sturgeon County about 45 kilometres northeast of Edmonton, Alberta.  The mine received regulatory approval in 2002, while approval for the upgrader is expected in 2008.  The first phase of the project is expected to produce 140,000 barrels per day (b/d) of synthetic crude oil.  Associated bitumen production is expected to be about 160,000 b/d.  First bitumen production is expected to begin in the fourth quarter of 2011, with first synthetic crude oil production anticipated in the second quarter of 2012.

The Fort Hills project is expected to produce up to a total of 280,000 b/d of synthetic crude oil by 2015, once all phases are complete.  The Project is currently in the front-end engineering and design (FEED) stage.  FEED is expected to be completed in the third quarter of 2008, producing a definitive cost estimate and the basis upon which the final go-ahead decision on the Project will be made.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally.  The Company creates value by responsibly developing energy resources and providing world class petroleum products and services.  Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Peter Symons	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7859

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